QuickLinks -- Click here to rapidly navigate through this document

Final Prospectus
Filed pursuant to Rule 424(b)(3)
File No. 333-93459

Prospectus

1,072,962 Shares

Granite City Food & Brewery Ltd.

Common Stock

        This is a public offering of securities of Granite City Food & Brewery Ltd. We are offering 1,072,962 shares of common stock issuable upon exercise of outstanding Class A Warrants. Each Class A Warrant is exercisable and may be transferred separately from the common stock with which it was issued. Each Class A Warrant entitles the holder to purchase, at any time until June 6, 2005, one share of common stock at an exercise price of $4.66 per share, subject to customary anti-dilution adjustments.

        We originally issued Class A Warrants for the purchase of 1,000,000 shares of common stock at an exercise price of $5.00 per share. The shares purchasable under this prospectus and the related exercise price both reflect all anti-dilution adjustments made before the date of this prospectus.

        Our units are listed on The Nasdaq SmallCap Market under the symbol "GCFBU." On April 22, 2004, the closing sale price of one unit was $6.26. Our common stock and Class A Warrants are also listed on The Nasdaq SmallCap Market under the symbols "GCFB" and "GCFBW."

        Investing in our securities involves a high degree of risk. You should review Risk Factors beginning on page 4 for information that you should consider carefully before buying our securities. These are speculative securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Warrant Holders(1)(2)	Underwriting Discount	Proceeds to Company(1)(2)(3)
Per Share	$4.66	—	$4.66
Total	$5,000,000	—	$5,000,000
(1)
Assumes no additional anti-dilution adjustments after the date of this prospectus.

(2)
Assumes all Class A Warrants are exercised.

(3)
Before deducting expenses estimated at $40,000.

The date of this prospectus is April 23, 2004.

AVAILABLE INFORMATION

        We are subject to the information requirements of the Exchange Act. Accordingly, we file reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information, exhibits and undertakings set forth in the registration statement, certain parts of which are omitted as permitted by the rules and regulations of the SEC. For further information, please refer to the registration statement which may be read and copied in the manner and at the sources described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is considered to be part of this registration statement. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares covered by this registration statement have been sold or deregistered:

  •
  Annual Report on Form 10-KSB for the year ended December 28, 2003; and

  •
  Description of our units (each consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock), our common stock and our Class A Warrants contained in our Registration Statement on Form 8-A/A (File No. 000-29643) filed on March 19, 2001.

        We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents. Please direct written requests to Monica A. Underwood, Interim Chief Financial Officer and Corporate Controller, at 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416. Please direct telephone requests to Ms. Underwood at (952) 525-2071.

PROSPECTUS SUMMARY

        Because this is a summary, it does not contain all the information that may be important to you. You should read this entire document carefully, including the other information to which we refer you, before you decide to invest.

Granite City Food & Brewery Ltd.

        We operate six casual dining restaurants featuring on-premises breweries under the name Granite City Food & Brewery™. Our activities through June 1999 were related to the development of our restaurant-microbrewery concept and the development and financing of our first restaurant. The opening date and location of each restaurant are set forth below:

Opening Date	Location
June 1999	St. Cloud, Minnesota
December 2000	Sioux Falls, South Dakota
November 2001	Fargo, North Dakota
September 2003	West Des Moines, Iowa
November 2003	Cedar Rapids, Iowa
January 2004	Davenport, Iowa

We expect to open two additional restaurants, one in Lincoln, Nebraska, and one in Maple Grove, Minnesota, during the second quarter of 2004.

        We generated $12,286,749 of restaurant revenues during 2002 and $14,622,717 of restaurant revenues during 2003. We attribute the increase in revenues for 2003 over that of 2002 principally to the addition of our West Des Moines and Cedar Rapids restaurants. We had a net loss of $216,217 for 2002 and a net loss of $1,502,584 for 2003.

        We were incorporated on June 26, 1997, as a Minnesota corporation. Our executive offices are located at 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416, and our telephone number is (952) 525-2070.

RISK FACTORS

        Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, the other information included in this document and the other information to which we refer you, before you decide to invest.

Risks Related to our Business

        We cannot predict whether we will be able to achieve or sustain revenue growth, profitability or positive cash flow.    Our operating experience has not been long enough for us to know whether we can achieve and sustain profitable operations and positive cash flow. Our operating results can be affected by changes in guest tastes, the popularity of handcrafted beers, economic conditions in our markets, and the level of competition in our markets.

        We may not be able to achieve and manage planned expansion.    We face many business risks associated with our proposed growth, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties during expansion, our business, financial condition, operating results and cash flows could be materially adversely affected.

        We may be unable to recruit, motivate and retain qualified employees.    Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions could be in short supply in one or more of our markets. Our inability to recruit, motivate and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

        We may be unable to successfully compete with other restaurants in our markets.    The restaurant industry is intensely competitive. There are many well-established competitors with greater financial, marketing, personnel and other resources than ours, and many of such competitors are well established in the markets where we have restaurants, or in which we intend to establish restaurants. Additionally, other companies may develop restaurants with similar concepts in our markets. Any inability to successfully compete with restaurants in our markets could prevent us from increasing or sustaining our revenues and result in a material adverse effect on our business, financial condition, results of operations or cash flows. We may also need to make changes to our established concept in order to compete with new and developing restaurant concepts that become popular within our markets. We cannot assure you that we will be successful in implementing such changes or that these changes will not reduce our profitability.

        Changes in consumer preferences or discretionary consumer spending could negatively impact our results.    Our operating results may be affected by changes in guest tastes, the popularity of handcrafted beers, general economic and political conditions and the level of competition in our markets. Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants. Shifts in consumer preferences away from these beers and this dining style could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. In a weak economy, our customers may reduce their level of discretionary spending which could impact the frequency with which our customers choose to dine out or the amount they spend when they do dine out, thereby reducing our revenues. Adverse economic conditions and changes in consumer preferences could reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results and cash flows.

        Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner.    To continue to grow, we must open new restaurants on a timely and profitable basis. We may experience delays in restaurant openings which could materially adversely affect our business, financial condition, operating results and cash flows. Our ability to expand successfully depends upon a number of factors, some of which are beyond our control, including:

  •
  identification and availability of suitable restaurant sites

  •
  competition for restaurant sites

  •
  management of construction and development costs of new restaurants

  •
  availability of financing for the purchase or lease of restaurant and brewing equipment and leasehold improvements

  •
  securing required governmental approvals, licenses and permits

  •
  recruitment of qualified operating personnel, particularly general managers and kitchen managers

  •
  competition in new markets

        In addition, we contemplate entering geographic markets in which we have no operating experience. These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing markets, which may cause our new restaurants to be less successful than our existing restaurants.

        Unanticipated costs or delays in the development or construction of our restaurants could prevent our timely and cost-effective opening of new restaurants.    Our developer depends upon contractors for the construction of our restaurants. After constructions, we invest heavily in leasehold improvements for completion of our restaurants. Many factors could adversely affect the cost and time associated with our development of restaurants, including:

  •
  labor disputes

  •
  shortages of materials and skilled labor

  •
  adverse weather

  •
  unforeseen construction problems

  •
  environmental problems

  •
  zoning problems

  •
  federal, state and local government regulations

  •
  modifications in design

  •
  other unanticipated increases in costs

        Any of these factors could give rise to delays or cost overruns which may prevent us from developing additional restaurants within anticipated budgets and expected development schedules. Any such failure could have a material adverse effect on our business, financial condition, operating results and cash flows.

        We may be unable to fund our significant future capital needs in the long term and we may need additional funds sooner than anticipated.    To finance our expansion plans, we require funds for capital expenditures, pre-opening costs and to offset negative cash flow related to new restaurant openings. We may not be able to obtain the future financing we need for expansion on acceptable terms. If we do not generate sufficient cash flow from current operations or if financing is not available to us, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results and cash flows. We may raise future capital through the issuance of our securities. Depending upon the price at which we issue securities to fund expansion, your holdings may be diluted. Specifically, our future expansion may be delayed or curtailed:

  •
  if future cash flows from operations fail to meet our expectations

  •
  if costs and capital expenditures for new restaurant development exceed anticipated amounts

  •
  if we incur unanticipated expenditures related to our operations

  •
  if we are unable to obtain acceptable equipment financing of restaurants

  •
  if we are required to reduce prices to respond to competitive pressures

        Our operations depend upon governmental licenses or permits and we may face liability under dram shop statutes.    Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as licensing requirements of states and municipalities where we operate restaurants. Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer. Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time. State liquor and brewing laws may prevent or impede our expansion into certain markets. Although we have not experienced, and do not anticipate, any significant problems in obtaining required licenses, permits or approvals, any delays or failures to obtain required licenses, permits or approvals could delay or prevent our expansion in a particular area. In addition, our sale of alcoholic beverages subjects us to "dram shop" statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, operating results and cash flows could be materially and adversely affected.

        Compliance with changing regulation of corporate governance, public disclosure and financial accounting standards may result in additional expenses and affect our reported results of operations.    Keeping informed of, and in compliance with, changing laws, regulations and standards relating to corporate governance, public disclosure and accounting standards, including the Sarbanes-Oxley Act of 2002, as well as new and proposed SEC regulations, Nasdaq Stock Market rules and accounting standards, has required an increased amount of management attention and external resources. Compliance with such requirements may result in increased general and administrative expenses and an increased allocation of management time and attention to compliance activities. Additionally, changes to existing rules or current practices may adversely affect our reported financial results.

        Because the value of our business depends primarily upon intangible assets, such as our business concept and development strategy, the value of your investment could decrease significantly in the event of liquidation.    Because we do not own the real estate at any of our existing locations, we do not own the buildings at five of our six existing locations, we lease much of the equipment we use, and we do not plan to own the real estate or buildings in which our future restaurants will be located, our tangible assets mainly consist of inventory. Until we establish a history of earnings, the value of our business that could be realized upon liquidation is comprised of intangible assets, including our business concept, development strategy, intellectual property, trademarks, goodwill and employee know-how. If our business is not successful, the value of our intangible assets could decrease significantly. The value of your investment could decrease as a result.

Risks Related to our Securities

        Fluctuations in our operating results may decrease the price of our securities.    Our operating results may fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions. Consequently, our operating results may fall below the expectations of public market analysts and investors for any given reporting period. In that event, the price of our securities would likely decrease.

        We are required to make quarterly dividend payments on our outstanding Series A Convertible Preferred Stock which may reduce the cash available for other purposes or dilute your current investment.    Cash dividends payable to holders of our outstanding preferred stock aggregate approximately $110,000 each quarter. We may elect to pay such dividends in our common stock valued at $1.58 per share. In the four most recent quarters we have elected to pay these dividends with common stock. We believe that our cash resources will be sufficient to permit us to pay quarterly cash dividends to our preferred shareholders in the near future without an adverse affect on cash needed for current operations and planned expansion. However, we cannot assure you that we will have sufficient cash resources to cover such dividend payments. If we are unable to pay future quarterly dividends to our preferred shareholders in cash, or determine that it is imprudent to do so, the common stock we issue as payment of dividends would dilute your current investment and trigger anti-dilution rights of certain outstanding securities.

        Our existing shareholders have significant control which could reduce your ability to receive a premium for your shares through a change in control.    As of March 1, 2004, our directors and executive officers, as a group, beneficially owned approximately 6,716,775 shares or 76.5% of our common stock. As a result, they are able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our common stock. As a result, this concentration of ownership could depress our stock price.

        If we do not maintain our Nasdaq listing, you may have difficulty reselling your units, common stock or Class A Warrants.    We will need to maintain certain financial and corporate governance qualifications to keep our units, common stock and Class A Warrants listed on Nasdaq. We cannot assure you that we will at all times meet the criteria for continued listing on The Nasdaq SmallCap Market. If we fail to maintain such qualifications, including a minimum bid price for our common stock of $1.00, our securities may be delisted. In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called "pink sheets" or on the OTC Bulletin Board. In addition, our securities could become subject to the SEC's "penny stock rules." The penny stock rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. If any of these events take place, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.

        If we do not maintain the effectiveness of this prospectus, holders of our Class A Warrants will be unable to exercise such warrants.    Holders of our Class A Warrants will be able to exercise the Class A Warrants only if a current prospectus relating to the shares underlying the Class A Warrants is then in effect and only if such securities are qualified for sale or exempt from qualification under the applicable securities laws of the state in which such holder resides. We will use our best efforts to (a) maintain the effectiveness of a current prospectus covering the shares underlying the Class A Warrants and (b) maintain the registration of such shares under the securities laws of the states in which we initially qualified the units for sale in our initial public offering. We cannot assure you that we will actually be able to do so. We cannot issue shares upon the exercise of Class A Warrants if the prospectus covering the shares is not kept effective or if the exercise of the Class A Warrants is not qualified or exempt from qualification in the state where the exercising holder resides.

        We may redeem the Class A Warrants at a price less than market value.    We may redeem the Class A Warrants at $0.01 per share if the closing bid price of our common stock exceeds $5.83 per share, subject to adjustment, for 45 consecutive trading days. We must give 20 days written notice of such redemption. If we redeem the Class A Warrants holders will lose their right to exercise the Class A Warrants except during the 20-day redemption period. Redemption of the Class A Warrants could force holders to exercise the Class A Warrants at a time when it may be disadvantageous for them to do so or to sell the Class A Warrants at the then current market price or accept the redemption price, which could be substantially less than the market value of the Class A Warrants at the time of redemption.

        Special note regarding our forward-looking statements.    This document and the documents incorporated herein by reference contain various forward-looking statements within the meaning of Section 21E of the Exchange Act. Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document and the documents incorporated herein by reference, the words "anticipates," "believes," "expects," "intends," "plans," "estimates" and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, are set forth herein under the caption Risk Factors. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We caution you to keep in mind the cautions and risks described herein and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of the document in which they appear.

USE OF PROCEEDS

        As of April 22, 2004, the closing price of our common stock had exceeded the current exercise price of the warrants for 47 consecutive trading days. We may receive less than the maximum proceeds from this offering, or none at all, depending upon the amount of Class A Warrants exercised by June 6, 2005. If we realize proceeds from the exercise of all Class A Warrants, the net proceeds to our company will be approximately $4,960,000.

        We plan to use the net proceeds from the exercise of the Class A Warrants as we receive such funds for:

  •
  working capital purposes;

  •
  the development and opening of new Granite City Food & Brewery locations; and

  •
  where prudent, the reduction of indebtedness incurred to finance existing Granite City Food & Brewery locations.

        Our prototypical restaurant requires an investment of approximately $3.5 million to $4.0 million for land, building and equipment. We anticipate that these costs will vary from one market to another based on real estate values, zoning regulations, labor markets and other variables. Under our multi-site development agreement, we provide funding for the initial purchase of furniture, fixtures and equipment and our pre-opening expenses, which we anticipate will aggregate approximately $1.0 million to $1.5 million per location, and we lease each new restaurant from our developer.

        Pending the use of the net proceeds for the above purposes, we intend to invest such funds in short-term bank deposits, United States government securities and other short-term investment-grade securities.

PLAN OF DISTRIBUTION

        The shares issuable upon exercise of the Class A Warrants will be distributed when and as such Class A Warrants are exercised by the holders. We may solicit the exercise of the Class A Warrants at any time. We may redeem the Class A Warrants, upon 20 days notice, if the per share closing bid price of our common stock exceeds $5.83, subject to customary anti-dilution adjustments, for a period of 45 consecutive trading days. We may also reduce the exercise price of the Class A Warrants in order to encourage their exercise. The exercise price and other terms of the Class A Warrants were initially negotiated between us and the underwriter of our initial public offering.

LEGAL MATTERS

        For purposes of this offering, Briggs and Morgan, Professional Association, is giving its opinion on the validity of the shares.

EXPERTS

        The financial statements as of December 29, 2002, and December 28, 2003, and for each of the years then ended, incorporated by reference in this prospectus, have been audited by Schechter Dokken Kanter Andrews & Selcer Ltd., independent auditors, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

        You should rely on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this document is accurate as of any date other than the date on the front of this document. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

1,072,962 Shares

Granite City Food & Brewery Ltd.

Common Stock

PROSPECTUS

April 23, 2004

QuickLinks

AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS